Exhibit 4.14

CONVERSION AGREEMENT

This Agreement executed on March 28, 2006 is made by and between Cobalis Corp., a Nevada corporation (the “Company”) with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Lyndon E. Mansfield, MD (the “Consultant”), with an address at 869 Forest Willow, El Paso, TX 79922.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: Pursuant to the Consulting Agreement entered into between the Consultant and the Company on November 8, 2005, the Consultant has rendered clinical trials medical advisory services to the Company. The Parties hereby agree to convert $12,500 (twelve thousand five hundred dollars), the full amount of the five-month compensation, From November 8, 2005 to April 8, 2006, into 8,333 (eight thousand three hundred thirty-three) fully-paid and non-assessable free trading shares, at the conversion rate of $1.50 per share, upon the execution of this Agreement.

Furthermore, the Parties agree to convert $17,500 (seventeen thousand five hundred dollars) of Consultant’s fees for his future services to the Company, from April 8, 2006 to November 8, 2006, into 11,667 (eleven thousand six hundred sixty-seven) fully-paid and non-assessable free trading shares, at the conversion rate of $1.50 per share, upon the execution of this Agreement.

The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)	The Consultant (Lyndon E. Mansfield, MD)

/s/ Chaslav Radovich	/s/ Lyndon E. Mansfield, MD
Chaslav Radovich President/CEO	Lyndon E. Mansfield, MD